UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        Millennium Pharmaceuticals, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   0005999021
                                   ----------
                                 (CUSIP Number)

                                 George J. Lykos
                               Bayer Corporation
                                400 Morgan Lane
                              Westhaven, CT 06516
                                 (203)-812-2401
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 3, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0005999021                                          Page 2 of 9 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer AG

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |X|
           (b)[ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS
           WC.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany

                            7        SOLE VOTING POWER
                                     519,480
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  9,395,840
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    519,480
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     9,395,840

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,915,320

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.6%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  0005999021                                          Page 3 of 9 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Agfa Holding GmbH

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |X|
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS
           WC.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  9,395,840
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     9,395,840

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,395,840

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.0%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  0005999021                                          Page 4 of 9 Pages

Item 1.  Security and Issuer.

                  This Statement relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 238 Main Street, Cambridge, Massachusetts 02139-4815.

Item 2.  Identity and Background.

                  This Statement is being filed by Bayer AG ("Bayer") and Agfa Holding GmbH ("Agfa"), each a German corporation with its principal offices located in Leverkusen, Germany. Bayer is a German multinational pharmaceutical and chemical company. Agfa is an inactive, wholly-owned indirect subsidiary of Bayer. Information as to the executive officers and directors of Bayer is set forth in Exhibit A hereto and information as to the executive officers and directors of Agfa is set forth in Exhibit B hereto.

                  During the past five years, neither Bayer or Agfa nor, to Bayer's knowledge, any of the persons listed in Exhibit A nor, to Agfa's knowledge, any of the persons listed in Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither Bayer or Agfa's nor, to Bayer's knowledge, any of the persons listed in Exhibit A nor, to Agfa's knowledge, any of the persons listed in Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of funds used by Bayer to purchase the shares of Common Stock was the working capital of Bayer. Bayer paid $96,600,000.00 to acquire 9,915,320 shares (as measured following a subsequent 2 for 1 stock split) of Common Stock (the "Shares"). The source of funds used by Agfa to purchase the shares of Common Stock was the working capital of Agfa. Agfa paid Bayer $1,051,159,600 to purchase 9,395,840 shares of Common Stock from Bayer.

Item 4.  Purpose of Transaction.

                  On November 10, 1998 Bayer acquired the Shares pursuant to an Investment Agreement dated September 22, 1998 between Bayer and the Issuer (the "Investment Agreement"). Also on September 22, 1998, Bayer and the Issuer entered into an agreement (the "Collaboration Agreement") pursuant to which Bayer receives access to key technologies in modern genome research and a flow of genome-based targets for drug development over a five-year period (which period could be shortened or lengthened in accordance with the terms of the Collaboration Agreement) (the "Program Term"). The Issuer has filed a copy of the Collaboration Agreement with the SEC as an exhibit to its report on Form 10-Q for the quarter ended September 30, 1998. The Investment Agreement has previously been filed as an Exhibit to this statement on Schedule 13D.

CUSIP No.  0005999021                                          Page 5 of 9 Pages

                  On July 3, 2000, Agfa, a wholly-owned subsidiary of Bayer, purchased 9,395,840 shares of Common Stock from Bayer. This transfer was made for internal strategic restructuring purposes of Bayer and represents a change in the form of ownership of the Shares by Bayer. Pursuant to an Assignment and Assumption Agreement, Bayer assigned to Agfa, and Agfa assumed, the rights and obligations under the Investment Agreement and a Registration Rights Agreement described in Item 6 below.

                  Bayer and Agfa acquired the Shares for investment purposes. Bayer's and Agfa's right to sell the Shares and to acquire additional shares of Common Stock is limited by the Investment Agreement (see Item 6 below). Subject to the Investment Agreement, Bayer and Agfa intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to Bayer, may in the future take such actions with respect to their investment in the Issuer as they deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares or other shares of Common Stock hereafter acquired by Bayer and Agfa to one or more purchasers.

                  Pursuant  to  the  Investment  Agreement  and  subject  to the limitations described therein, Bayer has the right during the Program Term to have a representative attend each year two regular meetings of the board of directors of Millennium, to receive copies of agendas and the minutes for all board meetings, and once each quarter to receive a confidential briefing from officers of Millennium regarding Millennium's business and strategy. In addition, Bayer may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Bayer may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

                  Except as described above, neither Bayer nor Agfa has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. Bayer and Agfa may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.  0005999021                                          Page 6 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

                  (a), (b), (c) Bayer is the beneficial owner of 9,915,320 shares of Common Stock (approximately 10.6% of the outstanding shares of Common Stock). Bayer is the beneficial owner of all of the Shares and has the sole power to vote and dispose of 519,480 Shares. Bayer, also controls the voting and disposition of all 9,395,840 shares held by Agfa by virtue of its indirect ownership of 100% of the issued and outstanding equity interests of Agfa. Agfa is the beneficial owner of 9,395,840 shares and has sole power (subject to the control by Bayer) to vote and dispose of all such shares. On November 10, 1998, Bayer acquired the Shares from the Issuer for an aggregate purchase price of $96,600,000, or $19.485 per share (on a pre-split basis), pursuant to the terms of the Investment Agreement. On July 3, 2000, Agfa acquired 9,395,840 shares from Bayer for an aggregate purchase price of $1,051,159,600, or $111.875 per share.

                  (d), (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  (i) On September 22, 1998, the Issuer and Bayer entered into the Investment Agreement, (the "Investment Agreement") previously filed as an Exhibit to this Statement on Schedule 13D. Agfa assumed the rights and obligations of Bayer to the extent they pertain to the shares acquired by Agfa.

                  Bayer has certain subscription rights pursuant to the Investment Agreement (as more fully described therein). So long as Bayer has not sold more than 1,000,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (other than sales to affiliates), if the Issuer proposes the issuance of certain new securities, then, prior to each such issuance of such new securities, the Issuer shall offer to Bayer a pro rata share of such new securities. These subscription rights will terminate upon the earlier of (i) a sale of all or substantially all of the assets or business of the Issuer, by merger, sale of assets or otherwise, or (ii) termination of the Program Term.

CUSIP No.  0005999021                                          Page 7 of 9 Pages

                  Pursuant  to the  Investment  Agreement,  prior  to the  third anniversary of Bayer's purchase of the Shares, except under certain circumstances as more fully described in the Investment Agreement, Bayer and its affiliates (i) will not acquire any direct or indirect beneficial ownership or interest in any additional securities of the Issuer, and (ii) will not participate in the solicitation of proxies to vote securities of the Issuer. Prior to the second anniversary of such purchase, Bayer will not sell, transfer or otherwise dispose of any Shares (except to any affiliate of Bayer). After the second anniversary of the Closing and prior to the expiration of the Program Term, Bayer will not sell, transfer or otherwise dispose of, in any one calendar year, more than 2,500,000 Shares (as adjusted to reflect any stock splits, stock dividends and similar recapitalizations) (except to an affiliate of Bayer). After the second anniversary of the Closing and prior to the expiration of the Program Term, if Bayer proposes to sell any Shares other than pursuant to a registration statement under the Securities Act, the Issuer shall have a right of first negotiation with respect to the acquisition of those Shares proposed to be sold. The foregoing restrictions on transfer of the Shares expire under certain circumstances more fully described in the Investment Agreement.

                  The description of the Investment Agreement is qualified in its entirety by reference to such agreement, a copy of which was previously filed as an exhibit to this statement on Schedule 13D.

                  (ii) On November 10, 1998, the Issuer and Bayer entered into the Registration Rights Agreement, (the "Registration Rights Agreement") which was previously filed as an exhibit to this statement on Schedule 13D. Pursuant to the Registration Rights Agreement the Issuer has agreed to provide Bayer certain demand and piggyback registration rights for the shares. Pursuant to an Assignment and Assumption Agreement dated July 3, 2000, Agfa assumed the rights and obligations of Bayer under the Registration Rights Agreement to the extent they pertain to the shares acquired by Agfa. A copy of the Assignment and Assumption Agreement is attached as Exhibit C to this amendment to statement on
Schedule 13D.

                  Bayer and Agfa together have the right, subject to certain exceptions, to two demand registrations on any registration form that the Issuer chooses and which the Issuer is eligible to use. Bayer and Agfa may not demand registration of securities prior to the second anniversary of the closing date of the Investment Agreement. The Issuer may postpone (or withdraw) a demand registration, under the circumstances specified in the Registration Rights Agreement.

CUSIP No.  0005999021                                          Page 8 of 9 Pages

                  Also pursuant to the Registration Rights Agreement, Bayer has certain piggyback registration rights. If the Issuer at any time proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration or a Special Registration as defined in the Registration Rights Agreement), whether or not for sale for its own account (a "Company Registration"), upon the written request of Bayer, the Issuer shall use reasonable best efforts to cause all Shares that the Issuer has been requested by Bayer to register to be so registered under the Securities Act to the extent necessary to permit their disposition in accordance with the intended methods of distribution specified in the request by Bayer.

                  The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which was previously filed as an exhibit to this Statement on Schedule 13D.


Item 7.  Material to be Filed as Exhibits.


               Exhibit A                Information concerning Bayer's executive
                                        officers and directors.
               Exhibit B                Information concerning Agfa's executive
                                        officers and directors.
               Exhibit C                Assignment and Assumption Agreement
                                        dated July 3, 2000, between Bayer and
                                        Agfa.
               Exhibit D                Joint Filing Agreement and Power of
                                        Attorney

CUSIP No.  0005999021                                          Page 9 of 9 Pages



                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true and correct.

Date:  July 6, 2000                          Bayer AG


                                             By:  /s/  Roger J. Patterson
                                                  Roger J. Patterson
                                                  Attorney-in-fact


                                             Agfa Holding GmbH


                                             By:  /s/  Roger J. Patterson
                                                  Roger J. Patterson
                                                  Attorney-in-fact

                                                                       Exhibit A

                  DIRECTORS AND EXECUTIVE OFFICERS OF BAYER AG


                  The following table sets forth the name and present principal occupation or employment of each member of the Supervisory Board and the Board of Management of Bayer AG. The business address of each of them is Bayer AG, Leverkusen, Germany. Except as otherwise indicated, all such persons are citizens of Germany and each occupation listed refers to employment with Bayer AG.


                                   Supervisory Board

Name:                         Principal Present Occupation

Hermann Josef Strenger        Chairman of the Supervisory Board, Former Chairman
                              of the Company's Board of Management

Rolf Nietzarad                Chemical Laboratory Technician

Dr. h.c. Martin Kohlhaussen   Chairman of the Board of Managing Directors of
                              Commerzbank AG, Frankfurt (Main)

Hilmar Kopper                 Chairman of the Supervisory Board of Deutsche Bank
                              AG,  Frankfurt (Main)

Dr. -Ing. Manfred Lennings    Management Consultants, Essen-Kettwig

Dr. h.c. Andre Leysen         Chairman of the Board of Directors of Gevaert
(Citizen of Belgium)          N.V., Mortsel, Belgium

Dr. h.c. Helmut Oswald        President and Chief Executive Officer of Nestle
Maucher                       S.A., Vevey, Switzerland

Dieter Meinhardt              Machine Fitter, Dormagen

Dr. Heinrich von Pierer       Chairman of the Board of Management of Siemens AG,
                              Munich

Waltraud Schlaefke            Chemical Laboratory Technician, Walsrode

Hubertus Schmoldt             Chairman of the German Mine, Chemical and Power
                              Workers Union, Hannover

Dieter Schulte                Chairman of the German Unions Federation (DGB),
                              Dusseldorf

Lodewijk C. van Wachem        Chairman of the Supervisory Board of Royal Dutch
(Citizen of the Netherlands)  Petroleum Company, The Hague, Netherlands

Prof. Dr. Ernst-Ludwig        President of the German Research Association, Bonn
Winnacker

Dr. Hermann Wunderlich        Former Vice Chairman of the Company's Board of
                              Management, Odenthal

Erhard Gipperich              Vice Chairman of the Supervisory Board, Lathe
                              operator, Leverkusen

Dr. Klaus Alberti             Chemist, Leverkusen

Petra Brayer                  Chemical Laboratory Assistant, Dormagen

Karl-Josef Ellrich            Health Fund Business Consultant

Detlef Fahlbusch              North Rhine District Secretary of the German Mine,
                              Chemical and Power Workers' Union

                               Board of Management


Name:                         Principal Present Occupation


Dr. Manfred Schneider         Chairman of the Board of Management

Dr. Pol Bamelis               Member of the Board of Management
(Citizen of Belgium)

Dr. Udo Oels                  Member of the Board of Management

Werner Spinner                Member of the Board of Management

Werner Wenning                Member of the Board of Management

Dr. Attila Molnar             Member of the Board of Management

Dr. Frank Morich              Member of the Board of Management

Dr. Gottfried Zaby            Member of the Board of Management

                                                                       Exhibit B


              Directors and Executive Officers of Agfa Holding GmbH



                  The following table sets forth the name and present principal occupation or employment of the Managing Directors of Agfa Holding GmbH. The business address of each of them is Bayer AG, Leverkusen, Germany. All such persons are citizens of Germany.



         Name:                              Principal Present Occupation

         Dr. Hubertus Behncke               Senior Counsel, Bayer AG

         Klaus Kuhn                         Head of Finance Department, Bayer AG

                                                                       Exhibit C


                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         THIS ASSIGNMENT AND ASSUMPTION AGREEMENT is made and entered into this 3rd day of July, 2000, by and among Bayer AG, a corporation organized and existing under the laws of Germany ("Assignor") and AGFA Holdings GmbH a corporation organized and existing under the laws of Germany ("Assignee").

                                    RECITALS:

                  WHEREAS, Assignor is a party to an Investment Agreement (the "Investment Agreement") dated as of September 22, 1998 by and between Assignor and Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium") pursuant to which the Assignor acquired four million, nine hundred fifty seven thousand, six hundred sixty (4,957,660) shares of the common stock of Millennium (which have since been converted into nine million, nine hundred fifteen thousand, three hundred and twenty shares (9,915,320) as a result of a two for one stock split (the "Shares") and a Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 10, 1998 by and among Millennium and Assignor relating to the Shares.

                  WHEREAS, the Investment Agreement provides that the Assignor may assign its rights thereunder to an Affiliate (as defined in the Investment Agreement) of Assignor provided that the Affiliate agrees in writing to be bound by the terms and conditions set forth in the Investment Agreement.

                  WHEREAS, the Registration Rights Agreement provides that Assignor may assign its rights thereunder to any Affiliate or to any other successors, assignee or transferees of the Assignor or any other Holder (as defined in the Registration Rights Agreement) provided that Millennium is given written notice from the Assignor at the time of such transfer stating the name and address of the transferee or assignee and identifying the securities with respect to which the rights under the Registration Rights Agreement are being transferred and provided that the transferee or assign agrees, in writing, upon request of Millennium to be bound by the provisions of the Registration Rights Agreement.

                  WHEREAS, the Assignee is an Affiliate of the Assignor as that term is defined in the Investment Agreement and the Registration Rights Agreement.

                  WHEREAS, the Assignor is transferring 9,395,840 of the Shares (the "Transferred Shares") to the Assignee as of the date hereof and the Assignor wishes to assign to the Assignee, and the Assignee agrees to assume, the rights and obligations of the Assignor under the Investment Agreement and the Registration Rights Agreement with respect to the Transferred Shares.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                  1. Assignment. Assignor hereby assigns, transfers, and sets over unto Assignee all of the rights and benefits of Assignor in, to, and under the Investment Agreement and the Registration Rights Agreement as they pertain to the Transferred Shares and retains all such rights and benefits as they pertain to the remaining Shares.

                  2. Acceptance and Assumption. Assignee hereby accepts the assignment of the Investment Agreement and the Registration Rights Agreement with respect to the Transferred Shares and agrees to assume, and hereby does assume, and agrees to be bound by the terms and conditions set forth in the Investment Agreement and the Registration Rights Agreement as they pertain to the Transferred Shares.

                  3. Notice. Assignor agrees to provide Millennium the written notice required by the Registration Agreement, along with a copy of this Assignment and Assumption Agreement, concurrent with the execution of this Agreement.

                  4. Further Assurances. From time to time after the date hereof, each of the parties shall, upon request by the other party and without further consideration, execute, acknowledge and deliver all such other instruments of sale, assignment, conveyance and transfer, and shall take all such other commercially reasonable action, in each case to the extent required to give effect to the transactions in accordance with the terms of this Assignment and Assumption Agreement.

                  IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement as of the date first set forth above.


                                             Bayer AG


                                             By:       /s/ Joachim Reinders
                                             Name:     Joachim Reinders
                                             Title:    Head of Tax Department


                                             By:       /s/ Helmut Pastor
                                             Name:     Helmut Pastor
                                             Title:    Senior Counsel



                                             AGFA Holdings GmbH


                                             By:       /s/ Dr. Hubertus Behncke
                                             Name:     Dr. Hubertus Behncke
                                             Title:    Managing Director

                                                                       Exhibit D


                             JOINT FILING AGREEMENT
                                       AND
                                POWER OF ATTORNEY


         The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto (collective, the "Schedule 13Ds"), with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Each of the undersigned also appoints:

                               Roger J. Patterson

with full power of substitution, as its true and lawful attorney-in-fact for the specific purpose of executing on their respective behalf statements on Schedule 13D or Schedule 13G relating to their ownership of shares of Millennium Pharmaceuticals, Inc., together with any amendments thereto.

This joint filing Agreement and Power of Attorney may be signed in counterpart copies.

Date:  July 3rd 2000                         Bayer AG


                                             By:       /s/ Joachim Reinders
                                             Name:     Joachim Reinders
                                             Title:    Head of Tax Department


                                             By:       /s/ Helmut Pastor
                                             Name:  Helmut Pastor
                                             Title:    Senior Counsel



Date:  July 3rd 2000                         AGFA Holdings GmbH


                                             By:       /s/ Dr. Hubertus Behncke
                                             Name:     Dr. Hubertus Behncke
                                             Title:    Managing Director